July 23, 2013

Mr. Leland Benton

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Re: Galenfeha, Inc.

Registration Statement on Form S-1

Amendment No. 1

File No. 333-188800

Dear Mr. Benton,

We hereby request acceleration of the effectiveness of the above registration statement to Monday, July 29, 2013 at 4 p.m. or such later time or date as is practical.

We hereby acknowledge that:

Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration.

Sincerely,

/s/ James Ketner

James Ketner

President/CEO

Galenfeha, Inc.

www.galenfeha.com

1-800-280-2404